TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT LLP

900 THIRD AVENUE

NEW YORK, NY 10022

December 17, 2007

BY EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kevin Rupert

Re:	Mezzacappa Long/Short Fund, LLC
Comments to the Form N-CSR
File No. 811-21469

Dear Mr. Rupert:

On behalf of Mezzacappa Long/Short Fund, LLC (the “Fund”), we are filing, via a correspondence filing, this response letter with the United States Securities and Exchange Commission (the “Commission”). This filing is intended to respond to the comments that you conveyed to the Fund during a telephone conversation following your review of the Fund’s Form N-CSR and a subsequent telephone conversation between the you and the undersigned on December 4, 2007.

In accordance with your comments, please note that we will (i) review and revise the disclosures relating to the investment management fee to ensure consistency and to ensure appropriate disclosure; (ii) revise the disclosure on the valuation of illiquid securities to indicate the Fund’s Board of Managers’ responsibility with respect to the valuation of illiquid securities; (iii) review and revise the disclosure on the management fee and the incentive fee; and (iv) revise the percentages by rounding to the nearest whole percent in the portfolio turnover section of the Financial Highlights table.

Please note that we will revise the Fund’s future forms N-CSR to account for each of your comments and suggestions and will make additional minor changes as we feel are necessary in keeping with the spirit of your comments.

The Fund acknowledges that the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of these changes, please do not hesitate to contact me at (212) 508-6725.

Regards,

/s/ Barry E. Breen

Barry E. Breen

Enclosures